Exhibit 99.1

Execution Version

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of November 5, 2025, is entered into by and among The Charles Schwab Corporation, a Delaware corporation (“Schwab”), and the undersigned stockholders (each, a “Stockholder” and collectively, the “Stockholders”) of Forge Global Holdings, Inc., a Delaware corporation (“Forge”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, between Schwab, Forge and a wholly owned subsidiary of Schwab (“Merger Sub”), Merger Sub will be merged with and into Forge, with Forge as the surviving corporation and a wholly owned subsidiary of Schwab (the “Merger”);

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the power to vote or direct the voting of, the shares of common stock, par value $0.0001 per share, of Forge (the “Shares”) set forth next to such Stockholder’s name on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, an independent and disinterested Special Committee of the Company Board has unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), and (b) recommended that the Company Board (i) approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) determine that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (iii) direct that the Merger Agreement be submitted to the holders of Shares for their adoption and (iv) resolve, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares adopt the Merger Agreement;

WHEREAS, the Company Board, acting upon the recommendation of the Special Committee, has unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, (b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) directed that the Merger Agreement be submitted to the holders of Shares for their adoption and (d) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares adopt the Merger Agreement; and

WHEREAS, as a condition to Schwab’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for Schwab to enter into the Merger Agreement, each Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.	Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon (and may only be terminated upon) the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) the Company Board effecting a Change of Recommendation in compliance with Section 7.2 of the Merger Agreement (provided that such Change of Recommendation is approved by the Company Board) or (c) the Effective Time; provided that (i) this Section 2 and Sections 10 through 16 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.	Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Stockholder irrevocably and unconditionally agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Forge’s stockholders, however called, and in connection with any written consent of Forge’s stockholders, each Stockholder shall (i) appear at such meeting or otherwise cause all of such stockholder’s Existing Shares and all other Shares or voting securities over which such Stockholder has acquired, after the date hereof, beneficial or record ownership and the power to vote or direct the voting thereof (including any Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Shares or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Company Equity Awards) or otherwise) (together with the Existing Shares, the “Covered Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Covered Shares (A) in favor of the adoption of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of Forge’s Stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of Forge’s Organizational Documents, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Forge contained in the Merger Agreement, or of each Stockholder contained in this Agreement, or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Each Stockholder agrees to exercise all voting or other determination rights such Stockholder has in any legal entity to carry out the intent and purposes of such Stockholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, except for this Agreement, such Stockholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Covered Shares that would be inconsistent with such Stockholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Covered Shares except any proxy to carry out the intent of and the Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Forge at the request of the Company Board in connection with election of directors or other routine matters at any annual or special meeting of the Forge stockholders. Each Stockholder represents, covenants and agrees that he or it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer.

4.	Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that such Stockholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) adoption of the Merger Agreement by the stockholders of Forge by the Requisite Company Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Covered Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that each Stockholder may Transfer Covered Shares to (i) any of its Affiliates or (ii) any other Person to whom Schwab has consented with respect to a Transfer by such Stockholder in advance in writing; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the applicable Stockholder at all times following such Transfer and (y) in the case of clauses (i) and (ii), the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the applicable Stockholder provides at least three Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to Schwab agreeing to be bound by and comply with the provisions of this Agreement) to Schwab, in which case the Stockholders shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) and (ii), the applicable Stockholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement.

5.	Representations of the Stockholders. Each Stockholder represents and warrants, solely as to itself, as follows: (a) such Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Stockholder or the performance of such Stockholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if applicable); (d) such Stockholder beneficially owns and has the power to vote or direct the voting of the Covered Shares, including all of such Stockholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the Shares beneficially owned by such Stockholder and its Affiliates (it being understood that the Stockholders are Affiliates of one another) and represent the number of shares and voting power indicated on Schedule A hereto; (e) such Stockholder beneficially owns the Covered Shares free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than any restrictions created by this Agreement or under applicable federal or state securities laws or that may be disclosed on such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission); and (f) such Stockholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Stockholder agrees that such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Stockholder of such Stockholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.	Publicity. Each Stockholder hereby authorizes Schwab and Forge to publish and disclose in any announcement or disclosure in connection with the Merger, including in the Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement, provided that, prior to any such announcement or disclosure, as well as any other disclosure that references any Stockholder (individually or as part of a group), Forge and/or Schwab, as applicable, shall use commercially reasonable efforts to provide the Stockholders with the opportunity to review and comment on any references to the Stockholders generally in such announcement or disclosure and consider any such comments in good faith. Each Stockholder agrees to notify Schwab as promptly as practicable of any inaccuracies or omissions in any information relating to such Stockholder that is so published or disclosed. Each Stockholder shall, if applicable and required, promptly and in accordance with applicable law amend his or its Schedule 13D, as applicable, filed with the Securities and Exchange Commission to disclose this Agreement and shall provide a draft of such amendment to Schwab and Forge for their review and comment.

7.	Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

8.	Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.	Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each Stockholder shall be jointly and severally liable for any breach of any provision of this Agreement by any of the Stockholders.

10.	Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.

11.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (provided that no transmission error is received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Stockholder, to its address set forth on Schedule A hereto, and if to Schwab, to the following addresses:

The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262
Attention:	Michael Hecht
Mark Tellini
Email:	[***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Attention:	Matthew M. Guest
Nathaniel R. Ludewig
E-mail:	mguest@wlrk.com
nrludewig@wlrk.com

12.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as to reasonably effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.	Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by Schwab and the Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

15.	No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Stockholders in their respective capacities as stockholders of Forge, and, to the extent that any representative of any Stockholder serves as a member of the board of directors or as an officer of Forge, nothing in this Agreement shall limit or affect any actions or omissions taken by such person in his or her capacity as a director or officer and not as a representative of any Stockholder.

16.	Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

MOTIVE CAPITAL FUND I-A, LP		MCF2 FG AGGREGATOR, LLC

By: Motive Capital Fund I GP, LP, its general partner		By: Motive Capital Fund II GP, LP, its manager
By: Motive Partners GP, LLC, its general partner		By: Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc Robert Heyvaert	By:	/s/ Paul Luc Robert Heyvaert
Name: Paul Luc Robert Heyvaert		Name: Paul Luc Robert Heyvaert
Title: Managing Founding Partner & CEO		Title: Managing Founding Partner & CEO

MOTIVE CAPITAL FUND I-B, LP		MOTIVE CAPITAL FUNDS SPONSOR, LLC

By: Motive Capital Fund I GP, LP, its general partner		By: Motive Partners GP, LLC, its manager
By: Motive Partners GP, LLC, its general partner
		By:	/s/ Paul Luc Robert Heyvaert
By:	/s/ Paul Luc Robert Heyvaert	Name: Paul Luc Robert Heyvaert
Name: Paul Luc Robert Heyvaert		Title: Managing Founding Partner & CEO
Title: Managing Founding Partner & CEO

MOTIVE CAPITAL FUND I-MPF, LP

By: Motive Capital Fund I GP, LP, its general partner
By: Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc Robert Heyvaert
Name: Paul Luc Robert Heyvaert
Title: Managing Founding Partner & CEO

[Support Agreement Signature Page]

THE CHARLES SCHWAB CORPORATION

By:	/s/ Richard A. Wurster
Name: Richard A. Wurster
Title: President and Chief Executive Officer

[Support Agreement Signature Page]

Schedule A

Stockholder Information

Name of Stockholder	Existing Shares	Address for Notices
Motive Capital Fund I-A, LP	133,054

Motive Partners

[***]

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1700 M Street NW
Washington, D.C. 20036
Attention:     Evan D’Amico

Alexander Orr

E-mail:          edamico@gibsondunn.com

aorr@gibsondunn.com

Motive Capital Fund I-B, LP	168,436
Motive Capital Fund I-MPF, LP	9,619
MCF2 FG Aggregator, LLC	622,222
Motive Capital Funds Sponsor, LLC	682,000[1]

1 Figure excludes warrants to purchase 492,444 shares of common stock. For clarity, if all or any portion of such warrants are exercised then any shares so acquired will be subject to the terms of this Agreement.